Exhibit 99.1

                                                               Sanofi-Synthelabo


 Investor Relations

                                                             Paris, May 26, 2004


                GENERAL MEETING OF SANOFI-SYNTHELABO SHAREHOLDERS
                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS

The Board of Directors of Sanofi-Synthelabo, at its meeting of May 24, 2004, finalized the list of directors whose nomination will be proposed to the General Meeting of Sanofi-Synthelabo shareholders to be held on June 23, 2004.

In accordance with the agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo, it is proposed that Sanofi-Synthelabo's Board of Directors will be composed as follows:

        o        Jean-Francois Dehecq and

        o 8 directors proposed by the Board of Directors of Sanofi-Synthelabo:
                        o   Rene Barbier de la Serre
                        o   Robert Castaigne
                        o   Thierry Desmarest
                        o   Lord Douro
                        o   Christian Mulliez
                        o   Lindsay Owen-Jones
                        o   Gerard Van Kemmel
                        o   Bruno Weymuller

         whose terms of office would take effect at the end of the General Meeting of shareholders, and:

        o        8 directors proposed by the Supervisory Board of Aventis:

                        o   Jean-Marc Bruel
                        o   Jurgen Dormann
                        o   Jean-Rene Fourtou
                        o   Serge Kampf
                        o   Igor Landau
                        o   Hubert Markl
                        o   Klaus Pohle
                        o   Hermann Scholl


    subject to the successful settlement of the offers in France, in the United States and in Germany.

In addition, in connection with Sanofi-Synthelabo's offer for Aventis, Sanofi-Synthelabo announces:

        o the successful completion of the first round of syndication of the 16 billion euro credit facility put in place in connection with its revised offer for Aventis with the same syndicate of banks as for the initial offer; that is, in addition to BNP Paribas and Merrill Lynch, as Mandated Lead Arrangers:

                        o   ABN AMRO Bank
                        o   Banco Bilbao Vizcaya Argentaria
                        o   The Bank of Tokyo-Mitsubishi
                        o   CDC Finance- CDC IXIS
                        o   Natexis Banques Populaires
                        o   The Royal Bank of Scotland
                        o   WestLB AG

        o The agreement of Sanofi-Synthelabo and Aventis, on May 19, 2004, to amend to their Agreement, dated April 25, 2004, to revise the provisions relating to the liquidity arrangements provided for the benefit of the holders of Aventis stock purchase and stock subscription options (a copy of the amendment is attached to this press release).


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus/offer to exchange, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS/OFFER TO EXCHANGE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS (INCLUDING ANY SUPPLEMENT RELATING TO ITS REVISED OFFERS), BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchange in the coming days.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) of Aventis when it is available.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (N(degree) 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.

INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations

CONTACTS:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                          US
Tel: +33 1 53 77 45 45          Tel: +1 212 551 42 93
Fax: +33 1 53 77 42 96          Fax: +1 212 551 49 92

                                                                             2/4

                                                                          Annexe



                                   SCHEDULE 1
                       LIQUIDITY FOR AVENTIS STOCK-OPTIONS

The liquidity mechanism described below shall be offered by Sanofi-Synthelabo in the form of a joint letter with Aventis to be dispatched by mail within 30 days of the publication of the results of the French Offer. This offer of liquidity mechanism will remain open for acceptance until 31 March 2005.

The objective of this liquidity mechanism is to enable the Aventis, RPR or Hoechst stock option holders not to be affected by the Offers and to benefit from its terms once the stock options will be exercised without undue cost to the holders, Sanofi-Synthelabo and Aventis, RPR or Hoechst.

For the avoidance of doubt, if (i) any particular situation would not be properly covered by the following liquidity mechanism or (ii) the enforcement of any provision of this mechanism turns out to be impossible or significantly detrimental to the stock-option holders, to Aventis or to Sanofi-Synthelabo with regard to securities or company or tax laws, a specific alternative solution will be fairly determined between Aventis and Sanofi-Synthelabo

Sanofi-Synthelabo will offer all Aventis, RPR or Hoechst Stock Option holders a liquidity agreement, the main terms and conditions of which will be the following (such terms and conditions to be detailed in good faith in the liquidity agreement):

                o Undertaking by Sanofi-Synthelabo to exchange the Aventis shares purchased or subscribed for pursuant to the exercise of Stock Options, whether before or after the close of the Offer, under the following terms:

                  (i) the exchange of shares shall take place only in the case where (x) the Aventis shares are no longer listed on the Euronext Paris or Frankfurt or New York Stock Exchange, (y) Sanofi-Synthelabo owns more than 90% of Aventis outstanding ordinary shares or (z) the average daily volume of Aventis shares traded on Euronext Paris during any twenty trading day period is less than 1,000,000 shares;

                  (ii) the exchange of shares shall take place (a) at the holder's request, at any time during the "Liquidity Period". The Liquidity Period shall be the period during which the holder is entitled to exercise his Options under the terms of the relevant options scheme, but starting, as the case may be, at the end of the period when the exercise of the liquidity agreement will not create any negative tax or social charges for a company of the Sanofi Synthelabo group (the "Restricted Period"), plus any additional waiting period required by law to get the full tax benefit (1) (such Liquidity Period being adjusted, for Option Shares funded from employees saving plans (PEE), as corresponding to a period of six month following the expiry of the specific tax and social security holding period applicable to PEE) or (b) at the latest, by the expiry of the Liquidity Period;

                  (iii) the exchange ratio of Aventis shares to Sanofi-Synthelabo shares will be 1.1739 Sanofi-Synthelabo shares for each Aventis share, subject to adjustment in case of any event affecting the share capital or net equity of Aventis (to the extent this adjustment is already provided for in the existing

--------
1 For French option holders, this refers to a waiting period for options granted since April 27, 2000 of 2 years following the latest of (i) the expiry of the holding period of 4 years following the grant of the options and (ii) the exercise date of the option.

                                                                             3/4

                         Aventis/RPR/Hoechst Stock Option plans, it being understood that Sanofi-Synthelabo will consider appropriate adjustments not provided for in the existing Aventis/RPR/Hoechst Stock Option Plans, and that such adjustments will not be less favourable than the adjustments provided for in the Sanofi-Synthelabo Stock Option Plans) or Sanofi-Synthelabo following the close of the Offer such as (but not limited to) those transactions defined by article L. 225-181 of the French Commercial Code, or a split or a distribution of assets or of an extraordinary dividend to the shareholders of Aventis or Sanofi-Synthelabo, in each case so that the economic balance of the liquidity agreement be maintained for the holders; any difficulty in applying the adjustment will be resolved by an independent expert;

                  (iv) for the avoidance of doubt, the beneficiaries of the liquidity agreement shall agree not to exercise their stock options during the Restricted Period.

                o Undertaking to pay fractions (rompus) of Option Shares on the same basis;

                o Undertaking to pay the equivalent of the Option Shares in cash as determined in accordance with the above principles (for an amount equal to the market price of the Sanofi-Synthelabo shares that would have been exchanged) on the same basis where the applicable regulations of the residence of the relevant Stock Option holders prohibits the delivery of Sanofi-Synthelabo shares against Aventis shares, except where such payment would be legally prohibited or would create material adverse tax or social charges for companies of the Sanofi-Synthelabo group;

                o In case of a merger of Aventis into Sanofi-Synthelabo or a company of Sanofi-Synthelabo's group, assumption by the absorbing company of Aventis' obligations in relation with the Options (or, as the case may be, amendment of RPR and Hoechst purchase Options plans) in such a way that the options granted by the absorbing company (or, as the case may be, by RPR or Hoechst) allow the Stock Option holders to acquire or subscribe for shares of the latter based on the merger exchange ratio.

               o In addition, the rights of the holders of Stock Options or Option Shares under the liquidity agreement will be preserved notwithstanding the merger with a company of the Sanofi-Synthelabo group, in such a way that the number of Sanofi-Synthelabo shares they will receive in exchange for their shares in the absorbing company remains equal to the number of Sanofi-Synthelabo shares they would have received if the merger had not taken place.

                  In the particular case of a merger of Aventis into Sanofi-Synthelabo, if the merger exchange ratio is less favorable than the ratio of the subsidiary exchange branch of the Offer, the deficiency will be compensated by an allocation of new stock options or alternatively, if such grant of options would create material adverse legal or tax consequences, Sanofi-Synthelabo shares;

                o The Stock Option holders expressly consent to their Option
                  Shares funded from employee savings plans (PEE) being excluded, subject to the AMF's approval, from the scope of a public buyout offer (OPR) followed by a compulsory squeeze out
                  (RO) on Aventis, for those Option Shares still under the tax and social security holding period applicable to PEE at the time of the OPR-RO if applicable laws or regulations do not permit a tax neutral roll-over under the RO.


                                                                             4/4